Exhibit 99.1

Aurora Cannabis Announces Grand Opening of Aurora Eau, a New Indoor Premium Cannabis Production Facility in Lachute, Quebec

NYSE | TSX: ACB

LACHUTE, QC, Nov. 5, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM), is pleased to announce the official opening of its latest elite, high-tech cannabis production facility in Lachute, Quebec, known to the world as Aurora "Eau."

At 48,000 square feet, with 11 purpose-built grow rooms, Aurora Eau will produce up to 4,500 kg of high quality cannabis per year, all in a facility with some of the lowest electricity costs in North America. It is designed to grow niche varieties of cannabis for the premium medical and adult consumer use markets in Quebec, Canada and around the world. Eau becomes Aurora's second production facility in Quebec, the first being Aurora Vie, a 40,000 square foot indoor grow facility in Pointe Claire, Quebec.

"We're thrilled to officially open our latest technologically advanced facility in the Lachute Region and proud to continue to invest in Quebec," said Terry Booth, CEO of Aurora. "There is incredible potential at Aurora Eau. It's designed to be a place where our expert cannabis cultivators have the flexibility and control to produce some very special high-end varieties that few commercial growers are prepared to tackle. We intend to make some very rare and exciting products there."

Designed and built to meet strict European Union GMP standards and built mainly by local contractors, Aurora Eau is expected to create more than 100 full-time jobs for local area residents. For future development, it has additional manufacturing suites, which allow for increased value-add production. Throughout the construction phase of the project, Aurora injected more than $12 million into the regional community and will continue to support its economic development in coming years, playing a key role in growing the local economy. The facility is strategically located on 46 acres of land, which allows for significant future expansion potential.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 19 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: MEDIA CONTACTS: Nicole Lascelle, Gestionnaire des Relations, communautaires et communications, Community Relations & Communications Manager, Aurora Cannabis, M: (438) 828-4834, nicole.lascelle@auroramj.com, www.auroramj.com; Heather MacGregor, Director of Communications, Aurora Cannabis, M: (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; INVESTOR RELATIONS: Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, Director, Investor Relations, Aurora Cannabis, M: (647) 331-7228, Rob.kelly@auroramj.com, www.auroramj.com

CO: Aurora Cannabis Inc.

CNW 09:26e 06-NOV-18